



THE COMMUNITY STORE
Opening soon!

LOOK WHAT I BOUGHT AT THE COMMUNITY STORE!

Saranac Lake Community Store

Sharing the magic of our Adirondack Main Street.



LOOK WHAT I BOUGHT AT THE COMMUNITY STORE!

04/13/2012

THE COMMUNITY STORE

Background

Saranac Lake, NY





CLINTON
FRANKLIN
ST. LAWRENCE
ESSEX
ADIRONDACKS
HAMILTON
HERKIMER
WARREN
SARATOGA
FULTON
LEWIS
Meacham Lake
Taylor Pond
Ausable Point
Buck Pond
Fish Creek Pond
Wilmington Notch
SARANAC LAKE
Rollins Pond
Cranberry Lake
CRANBERRY LAKE
Saranac Lake Islands
Meadowbrook
LAKE PLACID
TUPPER LAKE
WESTPORT
Lincoln Pond
PORT HENRY
Sharp Bridge
Crown Point
LONG LAKE
NEWCOMB
Lake Eaton
Lake Harris
Forked Lake
Tioga Point
Brown Tract Pond
BLUE MOUNTAIN LAKE
Paradox Lake
TICONDEROGA
Putnam Pond
Eighth Lake
RAQUETTE LAKE
Lake Durant
Fourth Lake
INDIAN LAKE
NORTH RIVER
Scaroon Manor
Rogers Rock
Alger Island
Golden Beach
Eagle Point
Limekiln Lake
OLD FORGE
Lewey Lake
NORTH CREEK
Nicks Lake
Lake George Islands
Indian Lake Islands
SPECULATOR
Hearthstone Point
Poplar Point
Lake George Battlefield & Beach
Little Sand Point
Moffitt Beach
Prospect Mountain
LAKE GEORGE
Point Comfort
Lake George Battleground
Hinckley Reservoir
Sacandaga
Luzerne
NORTHVILLE
Northampton Beach
Caroga Lake
MAYFIELD

Located in New York's Adirondack Mountains



Ames

Home to a successful Ames Department Store until 2002



5,000 Year-Round Residents



After Ames closure, residents had to travel 50+ miles to buy basic goods

A Community-Owned Store is Born…

July 2007

Under volunteer leadership, a business plan is developed for a community-owned store based on The Merc in Powell, WY. A direct offering is launched to raise $500,000 through the sale of $100 shares.





March 2011

The original $500,000 goal is reached. Structured as a NY C corporation, the Saranac Lake Community Store (SLCS) has 750 shareholders who, collectively, invest an initial $541,700.



October 2011

The Store opens its doors on October 29, 2011 as the first and only community-owned department store in the Northeast.

SLCS: The Basics

SLCS rents a 4,000 square foot storefront space at 97 Main Street

The lease was extended for another five years recently, with an option for five more

The Store has two full-time employees, including a Manager/Buyer, and two part-time sales associates

SLCS is a department store, with clothing for the entire family, home essentials, craft items, locally produced items, and more

The Board of Directors works closely with staff to monitor financial performance and set the direction of the Store

Current Performance

$360,000
Current **average annual gross revenues**. Gross margin ranges from 45-46%. The store has not yet reached profitability.

40-50%
The customer conversion rate – i.e. the percentage of people who, once they cross the threshold, make a purchase.

$420-425K
Projected annual gross sales needed to generate a profit.

The Solution

1. Undertake a **rebranding effort** that underscores the relevance of the SLCS to the Saranac Lake community and to the Region's visitors.

2. Build on the popularity of **locally produced items** at the Store by establishing a new, e-commerce website that focuses on selling locally produced products.

3. Develop a line of **exclusive products** that celebrate Saranac Lake and appeal to those who have ties to the Region.



Why Now?

Saranac Lake is experiencing a *renaissance*.

The recent restoration and reopening of the iconic Hotel Saranac – just across the street from the SLCS – after five long years is already increasing the number of visitors and foot traffic.

That's us!

Several downtown buildings, including 97 Main St. (home to the SLCS) have just undergone major upgrades, making the downtown far more attractive and inviting.

With the opening of Fiddlehead Bistro last year, and two other restaurants in the pipeline, Saranac Lake offers a diversity of dining experiences that are drawing more people to the downtown.

More: Why Now?

- **Events** celebrating art and beyond are drawing more people to downtown due in part to the Downtown Advisory Group.

- **A rebrand** will give SLCS the tools to successfully capture new visitors and residents while strengthening ties to existing customers.

- **An e-commerce site** will give SLCS the ability to become *the* source for locally produced works of crafts and art, food, local interest books, etc.





Who is the Target Market?



The primary market for the e-commerce portal are **visitors to Essex and Franklin counties**, which Saranac Lake straddles.



As Governor Andrew Cuomo said at a ribbon-cutting event at the Hotel Saranac, **"Get them to come once, and they will come back again."**



This suggests that visitors would be receptive to purchasing branded products that **they can associate with their Adirondack experiences**.



This market is expanding, as evidenced by the recent growth in occupancy taxes collected by Essex and Franklin counties.

More on the Target Market



In spite of the growth in retail e-commerce sales and "the conventional wisdom that Amazon is murdering all but the best malls," **recent studies have found that traditional brick and mortar experiences are here to stay.**



This is particularly true in the case of retailers who have figured out how to provide a seamless, unified experience that **blends the online and in-store experience effectively.**

Competition





TAUNY (Traditional Arts of Upstate New York) and Genuine Adirondack, a new e-commerce start-up, are the closest competitors identified in the Region, but each of them have different business models.

Many local producers already carried in the SLCS have their own websites, but when asked, **they see the SLCS e-commerce platform as an avenue for additional sales, not as a competitor.**

E-commerce Market Products

Signature products developed by and exclusive to the SLCS.

Locally Branded...

- Food Products
- Skincare Products
- Craft Items
- Home Goods
- Sports/Outdoor Gear
- Place-Based Art



the Fermentation Kit
Small Town CULTURES
the Fermentation Kit
Small Town CULTURES

CHAGA
CHAGA

Earth Girl Designs
be love. be light. be you.

Product Sourcing



Current

Adirondack Buyer's Day Trade Show
Saratoga, NY

Holiday Show
Plattsburgh, NY

Regional Craft Fairs

Long Term

Ongoing development through local vendor networks and referrals

American Craft Council Shows

Business Model

Integration

E-commerce site will interface with existing SLCS Point of Sale System.

Expansion

Inventory will be purchased outright and stored at SLCS and at additional rented facility which will house packing and shipping.

Marketing + Promotion

SLCS will work closely with a local marketing agency to promote the SLCS and its new e-commerce site via:

- Search Engine Optimization
- Social Media
- The ROOST (Regional Office of Sustainable Tourism) website and programs.
- News releases, events and profiles of participating artists.

The Team



SLCS Staff   SLCS Board   Web Agency

For more information, contact:

Melinda Little, President

518.354.0202

mlittle231@aol.com